As filed with the Securities and Exchange Commission on September 13, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GLG PARTNERS, INC.
(Name of Subject Company (Issuer))

GLG PARTNERS, INC.
MAN GROUP PLC

(Name of Filing Person (Offeror))

Public Warrants to Purchase Common Stock, par value $0.0001
Founders Warrants to Purchase Common Stock, par value $0.0001
Sponsors Warrants to Purchase Common Stock, par value $0.0001
Co-Investment Warrants to Purchase Common Stock, par value $0.0001
(Title of Class of Securities)

Public Warrants — 37929X115
Founders Warrants — None
Sponsors Warrants — None
Co-Investment Warrants — None
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
(Rule 13e-100)
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

GLG Partners, Inc.
Man Group plc
Man Principal Strategies Holdings LLC
Escalator Sub 1 Inc.
Noam Gottesman
Emmanuel Roman
Pierre Lagrange
Gottesman GLG Trust
TOMS International Ltd.
Roman GLG Trust
Jackson Holding Services Inc.
Lagrange GLG Trust
Point Pleasant Ventures Ltd.

(Name of Person(s) Filing Statement)

Alejandro San Miguel General Counsel and Corporate Secretary GLG Partners, Inc. 399 Park Avenue, 38th Floor New York, New York 10022 (212) 224-7200	Stephen Ross Jasveer Singh Man Group plc Sugar Quay Lower Thames Street London EC3R 6DU Tel: +44 20 7144 1000 Fax: +44 20 7144 2001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Allen Miller Marc Alpert Sey-Hyo Lee Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Tel: 212.408.5100 Fax: 212.541.5369	Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, NY 10020 Tel: 212.610.6300 Fax: 212.610.6399	Jane McDonald Danielle D. Do Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: 212.310.8000 Fax: 212.310.8007

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$7,028,523.33	$501.13

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-1l(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the purchase of 32,984,674 Public Warrants, 12,000,003 Founders Warrants, 4,500,000 Sponsors Warrants and 5,000,000 Co-Investment Warrants at the purchase price of $0.129 per warrant.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3. (Applicable to Public Warrants)

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This combined Tender Offer Statement, and Schedule 13E-3 Transaction Statement with respect to the Public Warrants, is filed herewith under cover of Schedule TO (“Schedule TO”) by GLG Partners, Inc., a Delaware corporation (“GLG” or the “Company”), pursuant to Rule 13e-4 and Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and by Man Group plc, a public limited company existing under the laws of England and Wales (“Man”), pursuant to Rule 13e-4 and Rule 13e-3 under the Exchange Act, in connection with the offer by GLG and Man Group plc to purchase for cash all of the outstanding public warrants (the “Public Warrants”), all of the outstanding founders warrants (the “Founders Warrants”), all of the outstanding sponsors warrants (the “Sponsors Warrants”) and all of the outstanding co-investment warrants (the “Co-Investment Warrants”, and collectively with the Public Warrants, Founders Warrants and the Sponsors Warrants, the “Warrants”) of GLG at a purchase price of $0.129 per Warrant, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). In addition, Man Principal Strategies Holdings LLC, Escalator Sub 1 Inc., Noam Gottesman, Emmanuel Roman, Pierre Lagrange, Gottesman GLG Trust, TOMS International Ltd., Roman GLG Trust, Jackson Holding Services Inc., Lagrange GLG Trust and Point Pleasant Ventures Ltd. (collectively with GLG and Man, the “Filing Persons”) are filing the Schedule TO solely for the purpose of complying with Rule 13e-3 and related rules under the Exchange Act. All information contained in this Schedule TO concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) and Rule 13e-3 of the Exchange Act.

All information in the Offer to Purchase, a copy of which is attached to this Schedule TO as Exhibit 99(a)(l)(A), is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company and issuer is GLG Partners, Inc., Delaware corporation. The address of GLG’s principal executive office is 399 Park Avenue, 38th Floor, New York, New York 10022. GLG’s telephone number is (212) 224-7200.

(b)	Securities.

This Schedule TO relates to an aggregate of 54,484,677 issued and outstanding Warrants, each of which represents the right to purchase one share of GLG common stock, par value $0.0001 per share, at an exercise price of $7.50 per share. As of September 1, 2010, there were 32,984,674 issued and outstanding Public Warrants, 12,000,003 issued and outstanding Founders Warrants, 4,500,000 issued and outstanding Sponsors Warrants and 5,000,000 issued and outstanding Co-Investment Warrants.

(c)	Trading Market and Price.

The information set forth under “THE OFFER — Section 6. Price Range of Common Stock, Public Warrants and Units” in the Offer to Purchase is incorporated herein by reference.

(d)	Dividends.

None.

(e)	Prior public offerings.

None.

(f)	Prior stock purchases.

The information set forth under “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers and Filing Persons” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

(a)	Name and Address.

The names of the filing persons (Offerors) for purposes of Rule 13e-4(c) are:

•	GLG Partners, Inc., a Delaware corporation. GLG’s business address is 399 Park Avenue, 38th Floor, New York, NY 10022. GLG’s business telephone number is (212) 224-7200; and

•	Man Group plc, a public limited company existing under the laws of England and Wales. Man’s business address is Sugar Quay, Lower Thames Street, London, EC3R 6DU, United Kingdom. Man’s business telephone number is +44 (0)20-7144-1000.

GLG, Man and the other Filing Persons are also filing persons for purposes of Rule 13e-3.

The information about GLG, Man and the other Filing Persons set forth under “THE OFFER — Section 8. Important Information Concerning GLG”, “THE OFFER — Section 9. Important Information Concerning the Principals” and “THE OFFER — Section 10. Important Information Concerning Man, Holdco and Merger Sub” in the Offer to Purchase is incorporated herein by reference.

(b)	Business and background of entities.

The information set forth under “SPECIAL FACTORS — Section 1. Background of the Transactions”, “THE OFFER — Section 8. Important Information Concerning GLG”, “THE OFFER — Section 9. Important Information Concerning the Principals” and “THE OFFER — Section 10. Important Information Concerning Man, Holdco and Merger Sub” in the Offer to Purchase is incorporated herein by reference.

(c)	Business and background of natural persons.

The information set forth under “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers and Filing Persons”, “THE OFFER — Section 8. Important Information Concerning GLG”, “THE OFFER — Section 9. Important Information Concerning the Principals” and “THE OFFER — Section 10. Important Information Concerning Man, Holdco and Merger Sub” in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

(l)(i) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “THE OFFER — Section 1. Number of Warrants; Purchase Price” in the Offer to Purchase is incorporated herein by reference.

(l)(ii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “THE OFFER — Section 1. Number of Warrants; Purchase Price”, “THE OFFER — Section 4. Purchase of Warrants and Payment of Purchase Price”) and “THE OFFER — Section 7. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(l)(iii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “THE OFFER — Section 1. Number of Warrants; Purchase Price” in the Offer to Purchase is incorporated herein by reference.

(l)(iv) Not Applicable.

(l)(v) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “THE OFFER — Section 12. Extension of The Offer; Termination; Amendment” in the Offer to Purchase is incorporated herein by reference.

(l)(vi) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “THE OFFER — Section 3. Withdrawal Rights” in the Offer to Purchase is incorporated herein by reference.

(l)(vii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “THE OFFER — Section 2. Procedures for Tendering Warrants” and “THE OFFER — Section 3. Withdrawal Rights” in the Offer to Purchase is incorporated herein by reference.

(l)(viii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “THE OFFER — Section 4. Purchase of Warrants and Payment of Purchase Price” in the Offer to Purchase is incorporated herein by reference.

(l)(ix) Not Applicable.

(l)(x) Not Applicable.

(l)(xi) Not Applicable.

(l)(xii) The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 5. Material U.S. Federal Income Tax Consequences” and “THE OFFER — Section 2. Procedures for Tendering Warrants” in the Offer to Purchase is incorporated herein by reference.

(b)	Purchases.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers and Filing Persons” in the Offer to Purchase is incorporated herein by reference.

(c)	Different terms.

None.

(d)	Appraisal rights.

Holders of Warrants are not entitled to any appraisal rights.

(e)	Provisions for unaffiliated security holders.

None.

(f)	Eligibility for listing and trading.

Not Applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)	Transactions.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions”, “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer”, “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers and Filing Persons” and “THE OFFER — Section 8. Important Information Concerning GLG” in the Offer to Purchase is incorporated herein by reference.

(b)	Significant corporate events.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions”, “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer”, “SPECIAL FACTORS — Section 3. Fairness of the Offer”, and “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers and Filing Persons” in the Offer to Purchase is incorporated herein by reference.

(c)	Negotiations or contacts.

The information set forth under “SPECIAL FACTORS — Section 1. Background of the Transactions” in the Offer to Purchase is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities.

The information set forth in “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” and “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers and Filing Persons” in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	Uses of securities acquired.

The information set forth under “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)	Plans.

The information set forth under “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer”, “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers and Filing Persons” and “THE OFFER — Section 8. Important Information Concerning GLG” in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Sources of Funds.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “THE OFFER — Section 7. Source and Amount of Funds” and “THE OFFER — Section 13. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b)	Conditions.

Not Applicable.

(c)	Expenses.

The information set forth under “THE OFFER — Section 7. Source and Amount of Funds” and “THE OFFER — Section 13. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(d)	Borrowed Funds.

Not Applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth under “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers and Filing Persons” in the Offer to Purchase is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth under “SPECIAL FACTORS — Section 4. Interests of Directors and Executive Officers and Filing Persons” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth under “THE OFFER — Section 13. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b)	Employees and corporate assets.

None.

Item 10.	Financial Statements.

(a)	Financial information.

The information set forth under “THE OFFER — Section 8. Important Information Concerning GLG” in the Offer to Purchase is incorporated herein by reference.

(b)	Pro forma information.

Not Applicable.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Purchase, a copy of which is filed as Exhibit 99(a)(l)(A) hereto, is incorporated herein by reference.

(b)	Other material information.

Not Applicable.

Item 12.	Exhibits.

Exhibit Number	Description

99(a)(1)(A)	Offer to Purchase dated September 13, 2010.
99(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).
99(a)(1)(C)	Notice of Guaranteed Delivery.
99(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(d)(1)	Agreement and Plan of Merger dated as of May 17, 2010 among GLG Partners, Inc., Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.

Exhibit Number	Description

99(d)(2)	Amendment No. 1 dated as of August 19, 2010 to the Agreement and Plan of Merger dated as of May 17, 2010 among the Company, Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on August 20, 2010, is incorporated herein by reference.
99(d)(3)	Share Exchange Agreement dated May 17, 2010 by and among Man Group plc and the stockholders of the Company party thereto, filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(4)	Voting and Support Agreement dated May 17, 2010 by and among Man Group plc, Escalator Sub 1 Inc. and the stockholders of the Company party thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(5)	Second Amended and Restated Employment Agreement between the Company and Jeffrey M. Rojek, dated May 16, 2010, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(6)	Second Amended and Restated Employment Agreement between the Company and Alejandro San Miguel, dated May 16, 2010, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(7)	Amendment to Amended and Restated Employment Agreement between the Company and Simon White, dated May 16, 2010, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(8)	Joinder Agreement dated as of June 21, 2010 by and among Man Group plc, Escalator Sub 1 Inc., the Company, Sage Summit LP, Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of Blue Hill Trust and Green Hill Trust, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 25, 2010, is incorporated herein by reference.
99(d)(9)	Purchase Agreement dated as of June 21, 2010 between Sage Summit LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, filed as Exhibit 4 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(10)	Purchase Agreement dated as of June 21, 2010 between Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, filed as Exhibit 5 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(11)	Amended and Restated Warrant Agreement dated as of December 21, 2006 between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.
99(d)(12)	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of December 19, 2007, between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-147865), is incorporated herein by reference.
99(d)(13)	Founders’ Agreement dated June 22, 2007 among Noam Gottesman, as Sellers’s Representative, the Principals, the Trustees, Berggruen Freedom Holdings Ltd. and Marlin Equities II, LLC, filed as Annex E to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(14)	GLG Shareholders Agreement dated as of June 22, 2007 among the Company and the Persons set forth on the signature pages thereto, filed as Annex D to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.

Exhibit Number	Description

99(d)(15)	Voting Agreement dated as of June 22, 2007 among the Principals, the Trustees, Lavender Heights Capital LP, Sage Summit LP and the Company, filed as Annex F to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(16)	Agreement Among Principals and Trustees dated as of June 22, 2007 among the Principals and the Trustees filed as Annex G to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(17)	Indenture, dated as of May 15, 2009, between the Company and The Bank of New York Mellon, as trustee, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-33217), is incorporated herein by reference.
99(e)(18)	Support Agreement dated as of November 2, 2007 between the Company and FA Sub 2 Limited, filed as Annex B to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

I.	Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

(a)	Purposes.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	Alternatives.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions”, “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer”, “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)	Reasons.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(d)	Effects.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions”, “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer”, “SPECIAL FACTORS — Section 3. Fairness of the Offer” and “SPECIAL FACTORS — Section 5. Material U.S. Federal Income Tax Consequences” in the Offer to Purchase is incorporated herein by reference.

II.	Fairness of the Going-Private Transaction.

(a)	Fairness

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	Factors considered in determining fairness.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)	Approval of security holders.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(d)	Unaffiliated representatives.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(e)	Approval of directors.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(f)	Other offers.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS”, “SPECIAL FACTORS — Section 1. Background of the Transactions” and “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

III. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, opinion or appraisal.

None of GLG, Man or any of the other Filing Persons sought or received a fairness opinion in connection with the Offer. The information set forth under “SPECIAL FACTORS — Section 3. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal.

Not Applicable.

(c)	Availability of documents.

Not Applicable.

IV.	The Solicitation or Recommendation.

(d)	Intent to tender or vote in a going-private transaction.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(e)	Recommendation of others.

The information set forth under “SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2010

GLG PARTNERS, INC.

By:	/s/ Alejandro San Miguel
Name:     Alejandro San Miguel

Title:	General Counsel and Corporate Secretary

Dated: September 13, 2010

MAN GROUP PLC

By:	/s/ Kevin Hayes
Name:     Kevin Hayes

Title:	Finance Director

Dated: September 13, 2010

MAN PRINCIPAL STRATEGIES HOLDINGS LLC

By:	/s/ John B. Rowsell
Name:     John B. Rowsell

Title:	President

Dated: September 13, 2010

ESCALATOR SUB 1 INC.

By:	/s/ John B. Rowsell
Name:     John B. Rowsell

Title:	President

Dated: September 13, 2010

NOAM GOTTESMAN

/s/  Noam Gottesman

Dated: September 13, 2010

EMMANUEL ROMAN

/s/  Emmanuel Roman

Dated: September 13, 2010

PIERRE LAGRANGE

/s/  Pierre Lagrange

Dated: September 13, 2010

/s/  Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust

Dated: September 13, 2010

TOMS INTERNATIONAL LTD.

By:	/s/ Jeffrey A. Robins
Name     Jeffrey A. Robins

Title:	Vice President and Assistant Secretary

Dated: September 13, 2010

/s/  Jeffrey A. Robins
Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust

Dated: September 13, 2010

JACKSON HOLDING SERVICES INC.

By:	/s/ Jeffrey A. Robins
Name:     Jeffrey A. Robins

Title:	Director

Dated: September 13, 2010

G&S TRUSTEES LIMITED, in its capacity as trustee of the LAGRANGE GLG TRUST

By:	/s/ Steven Robinson
Name:     Steven Robinson

Title:	Director

Dated: September 13, 2010

POINT PLEASANT VENTURES LTD.

By:	/s/ Steven Robinson
Name:     Steven Robinson

Title:	Director

INDEX TO EXHIBITS

Exhibit
Number	Description

99(a)(1)(A)	Offer to Purchase dated September 13, 2010.
99(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).
99(a)(1)(C)	Notice of Guaranteed Delivery.
99(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(d)(1)	Agreement and Plan of Merger dated as of May 17, 2010 among GLG Partners, Inc., Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(2)	Amendment No. 1 dated as of August 19, 2010 to the Agreement and Plan of Merger dated as of May 17, 2010 among the Company, Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on August 20, 2010, is incorporated herein by reference.
99(d)(3)	Share Exchange Agreement dated May 17, 2010 by and among Man Group plc and the stockholders of the Company party thereto, filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(4)	Voting and Support Agreement dated May 17, 2010 by and among Man Group plc, Escalator Sub 1 Inc. and the stockholders of the Company party thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(5)	Second Amended and Restated Employment Agreement between the Company and Jeffrey M. Rojek, dated May 16, 2010, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(6)	Second Amended and Restated Employment Agreement between the Company and Alejandro San Miguel, dated May 16, 2010, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(7)	Amendment to Amended and Restated Employment Agreement between the Company and Simon White, dated May 16, 2010, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(8)	Joinder Agreement dated as of June 21, 2010 by and among Man Group plc, Escalator Sub 1 Inc., the Company, Sage Summit LP, Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of Blue Hill Trust and Green Hill Trust, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 25, 2010, is incorporated herein by reference.
99(d)(9)	Purchase Agreement dated as of June 21, 2010 between Sage Summit LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, filed as Exhibit 4 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(10)	Purchase Agreement dated as of June 21, 2010 between Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, filed as Exhibit 5 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(11)	Amended and Restated Warrant Agreement dated as of December 21, 2006 between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.
99(d)(12)	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of December 19, 2007, between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-147865), is incorporated herein by reference.

Exhibit
Number	Description

99(d)(13)	Founders’ Agreement dated June 22, 2007 among Noam Gottesman, as Sellers’s Representative, the Principals, the Trustees, Berggruen Freedom Holdings Ltd. and Marlin Equities II, LLC, filed as Annex E to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(14)	GLG Shareholders Agreement dated as of June 22, 2007 among the Company and the Persons set forth on the signature pages thereto, filed as Annex D to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(15)	Voting Agreement dated as of June 22, 2007 among the Principals, the Trustees, Lavender Heights Capital LP, Sage Summit LP and the Company, filed as Annex F to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(16)	Agreement Among Principals and Trustees dated as of June 22, 2007 among the Principals and the Trustees filed as Annex G to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(17)	Indenture, dated as of May 15, 2009, between the Company and The Bank of New York Mellon, as trustee, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-33217), is incorporated herein by reference.
99(e)(18)	Support Agreement dated as of November 2, 2007 between the Company and FA Sub 2 Limited, filed as Annex B to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.